SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8A

                  NOTIFICATION OF REGISTRATION FILED PURSUANT
             TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:    NT Alpha Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  50 South La Salle Street
                  Chicago, Illinois 60675

Telephone Number (including area code):

                  (312) 630-4106

Name and address of agent for service of process:

                  Joseph W. McInerney
                  50 South La Salle Street
                  Chicago, Illinois 60675

With copies of Notices and Communications to:

                  Philip Harris, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                       YES  [ ]         NO  [X]


Item 1.      NT Alpha Strategies Fund

Item 2.      Organized in Delaware

Item 3.      Statutory Trust

Item 4.      Classified as a management company

Item 5.      (a)      Closed-end

             (b)      Diversified

Item 6.      Address of Investment Adviser:

             Northern Trust Global Advisors, Inc.
             300 Atlantic Street
             Stamford, CT 06901

Item 7.      Directors:    (The address for all directors is c/o
                            NT Alpha Strategies Fund, 50 South
                            LaSalle Street, Chicago, IL 60675.

             William T. Huffman, Jr.
             Marc L. Hecht
             Lawrence F. Levy
             Theodore A. Olson

             Officers:     (The address for all officers is
                            50 South LaSalle Street,
                            Chicago, IL 60675.)

             Joseph W. McInerney
             Brian P. Ovaert
             Stuart N. Schuldt
             Craig R. Carberry
             Lori V. Russell
             Laura A. Pace


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


Item 8.      Not applicable

Item 9.      (a) No, registrant is not currently issuing and offering
                 securities directly to the public.

             (b) Not applicable

             (c) Not applicable

             (d) Yes, registrant has securities currently issued and outstanding

             (e) As of September 1, 2004, there were 100 holders.

Item 10.     The current value of the registrant's total assets is $50,000.

Item 11. No, the registrant does not intend to apply for a license to operate as a small business investment company.

Item 12.     There has not yet been any regular periodic report.


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

                                   SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 1st day of September, 2004.


[SEAL]

                                          NT Alpha Strategies Fund
                                          (REGISTRANT)


                                          By:  /s/  Joseph W. McInerney
                                              -----------------------------
                                               Joseph W. McInerney
                                               President

Attest:  /s/ Craig R. Carberry
         ------------------------
         Craig R. Carberry
         Secretary




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